Filed pursuant to Rule 424(b)(3)
Registration No. 333-156192
PROSPECTUS
CHESAPEAKE UTILITIES CORPORATION
DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN
631,756 SHARES OF COMMON STOCK
(PAR VALUE $0.4867 PER SHARE)
     This Prospectus relates to shares of common stock, par value $0.4867 per share of Chesapeake Utilities Corporation, a Delaware corporation (“Chesapeake” or the “Corporation”), which may be offered and sold from time to time pursuant to the terms of the Corporation’s Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”). The Corporation’s common stock is traded on the New York Stock Exchange under the symbol “CPK.”
     The material provisions of the Plan are set forth in this Prospectus in a question and answer format. References hereinafter to “common stock” are to Chesapeake common stock and references to a “stockholder” are to individuals or entities that hold Chesapeake common stock. The term “new investor” refers to an individual or entity who is not a stockholder of Chesapeake common stock immediately prior to becoming a participant in the Plan.
     The Plan has two components:
•	a Dividend Reinvestment component which permits Plan participants to elect to invest all or a portion of the dividends on their shares of Chesapeake common stock, when paid, in additional shares of Chesapeake common stock.

•	a Direct Stock Purchase component which permits Plan participants, other registered stockholders and new investors to purchase shares of Chesapeake common stock in a convenient manner without incurring broker fees.
     In the event that shares of common stock are purchased under the Plan from the Corporation, the proceeds will be used by the Corporation for general corporate purposes.
     Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this Prospectus for a discussion of information that should be considered in connection with an investment in our securities.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this Prospectus is January 5, 2009.

You should rely only on the information contained in this Prospectus or to which we refer you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this Prospectus may be accurate only on the date of this Prospectus.

FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words or similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors, including those set forth in “Risk Factors” below and elsewhere in, or incorporated by reference into, this Prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.
PROSPECTUS SUMMARY
Company Overview
     We are a diversified utility company engaged directly or through subsidiaries in natural gas distribution, transmission and marketing, propane distribution and wholesale marketing, advanced information services and other related businesses. We are a Delaware corporation that was formed in 1947. As of September 30, 2008, our three natural gas distribution divisions served approximately 64,100 residential, commercial and industrial customers in central and southern Delaware, Maryland’s Eastern Shore and parts of Florida. Our natural gas transmission subsidiary, Eastern Shore Natural Gas Company, operates a 370-mile interstate pipeline system that transports gas from various points in Pennsylvania to our Delaware and Maryland distribution divisions, as well as to other utilities and industrial customers in southern Pennsylvania, Delaware and on the Eastern Shore of Maryland. As of September 30, 2008 our propane distribution operation served approximately 35,000 customers in central and southern Delaware, the Eastern Shore of Maryland and Virginia, southeastern Pennsylvania, and parts of Florida; and our wholesale propane marketing subsidiary markets propane to large independent and petrochemical companies, resellers and retail propane companies in the United States. Our advanced information services segment provides domestic and international clients with information technology-related business services and solutions for both enterprise and e-business applications. Our principal executive office is located at 909 Silver Lake Boulevard, Dover, Delaware 19904, and our telephone number is (302) 734-6799. Our website address is http://www.chpk.com. Unless expressly incorporated by reference, information contained on or made available through our website is not a part of this Prospectus or any accompanying Prospectus supplement.
Overview of Offering
          This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission relating to the offer and sale of up to 631,756 shares of our common stock under our Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”). You should read this Prospectus together with additional information described under the headings, “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

          Key features of the Plan include:
•	Dividends on both shares of Chesapeake common stock held through the Plan and shares registered in the name of a participant can be fully reinvested or partially reinvested in additional shares of Chesapeake common stock.

•	Plan participants may have cash dividends, that are not reinvested, deposited directly into a designated account with a U.S. bank or other approved financial institution.

•	Plan participants and registered Chesapeake stockholders who are not Plan participants may purchase additional shares of Chesapeake common stock by making optional cash investments through the Direct Stock Purchase component of the Plan in the minimum amount of $100 per investment, up to a maximum aggregate amount of $60,000 per calendar year.

•	A new investor who does not own shares of Chesapeake common stock may purchase shares through the Direct Stock Purchase component of the Plan by making an initial investment of at least $1,000, up to a maximum amount of $60,000.

•	Plan participants, other registered stockholders and new investors may, at the Corporation’s sole discretion, make optional cash investments in excess of the maximum annual limit of $60,000, if the Corporation grants a “Request for Waiver.”

•	Plan participants may elect to have funds for optional cash investments automatically deducted on a one-time or a monthly basis from a designated account with a U.S. bank or other approved financial institution.

•	A stockholder may deposit any or all of the certificates registered in the stockholder’s name with the Plan Administrator for safekeeping.

•	Employees of the Corporation and its subsidiaries may participate in the Plan through payroll deductions.
        Unless otherwise indicated or unless the context requires otherwise, all references in this Prospectus to “we,” “us,” “our,” the “Corporation,” the “Registrant” or “Chesapeake” mean Chesapeake Utilities Corporation and all entities owned or controlled by Chesapeake Utilities Corporation. When we refer to our “Certificate of Incorporation,” we mean Chesapeake Utilities Corporation’s Restated Certificate of Incorporation, and when we refer to our “Bylaws,” we mean Chesapeake Utilities Corporation’s Amended and Restated Bylaws.
RISK FACTORS
        The following is a discussion of the primary factors that may affect the operations or financial performance of the regulated and unregulated businesses of the Corporation. Before purchasing the shares offered by this Prospectus, you should carefully consider the risks described below, in addition to the other information presented in this Prospectus or incorporated by reference into this Prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition, results of operations or cash flows. This could cause the trading price of our common stock to decline and you could lose all or part of your investment. The financial, operational, regulatory and legal, and environmental factors that affect the operations and/or financial performance of the Corporation include:
Financial Risks
Inability to access capital markets may impair our future growth.
We rely on access to both short-term and long-term capital markets as a significant source of liquidity for capital requirements not satisfied by the cash flow from our operations. We are committed to maintaining a sound capital structure and strong credit ratings to provide the financial flexibility needed to access the capital markets when required. However, if we are not able to access capital at competitive rates, our ability to implement our strategic plan, undertake improvements and make other investments required for our future growth may be limited.
A downgrade in our credit rating could adversely affect our access to capital markets.
Our ability to obtain adequate and cost effective capital depends on our credit ratings, which are greatly affected by our subsidiaries’ financial performance and the liquidity of financial markets. A downgrade in our current credit ratings could adversely affect our access to capital markets, as well as our cost of capital.
Debt covenants may impact our financial condition if triggered.
Our long-term debt obligations contain financial covenants related to debt-to-capital ratios and interest-coverage ratios. Failure to comply with any of these covenants could result in an event of default which, if not cured or waived, could result in the acceleration of outstanding debt obligations or the inability to borrow under certain credit agreements. Any such acceleration would cause a material adverse change in our financial condition.
A change in economic conditions and interest rates may adversely affect our results of operations and cash flows.
A downturn in the economies of the regions in which we operate, which we cannot accurately predict, might adversely affect our business with existing customers and our ability to increase our customer bases and cash flows at the same rates by which they have grown in the recent past. Further, an increase in interest rates, without the recovery of the higher cost of debt in the sales and/or transportation rates we charge our utility customers, could adversely affect future earnings. An increase in short-term interest rates would negatively affect our results of operations, which depend on short-term borrowing to finance accounts receivable and storage gas inventories, and to temporarily finance capital expenditures.
Inflation may impact our results of operations, cash flows and financial position.
Inflation affects the cost of supply, labor, products and services required for operations, maintenance and capital improvements. While the impact of inflation has remained low in recent years, natural gas and propane prices are subject to rapid fluctuations. To help cope with the effects of inflation on our capital investments and returns, we seek rate relief from regulatory commissions for regulated operations and closely monitor the returns of our unregulated business operations. There can be no assurance that we will be able to obtain adequate and timely rate relief to offset the effects of inflation. To compensate for fluctuations in propane gas prices, we adjust our propane selling prices to the extent allowed by the market. However, there can be no assurance that we will be able to increase propane sales prices sufficiently to compensate fully for such fluctuations in the cost of propane gas to us.
Instability and volatility in the financial markets could have a negative impact on our growth strategy.
Our business strategy has included, and will continue to include, growth both organically and through acquisitions. To the extent we do not generate sufficient cash from operations, we may need to incur additional indebtedness to finance our plans for growth. Recent turmoil in the credit markets and the potential impact on the liquidity of major financial institutions may have an adverse effect on our customers and our ability to fund our business strategy through borrowings, under either existing or newly created instruments in the public or private markets on terms we believe to be reasonable.
Recent government actions to stabilize credit markets and financial institutions may not be effective and could adversely affect our competitive position.
The U.S. Government recently enacted legislation and created several programs to help stabilize credit markets and financial institutions and restore liquidity, including the Emergency Economic Stabilization Act of 2008, the Federal Reserve’s Commercial Paper Funding Facility (CPFF) and Money Market Investor Funding Facility and the Federal Deposit Insurance Corporation’s (FDIC) Temporary Liquidity Guarantee Program. There is no assurance that these programs individually or collectively will have beneficial effects in the credit markets, will address credit or liquidity issues of companies that participate in the programs or will reduce volatility or uncertainty in the financial markets. The failure of these programs to have their intended effects could have a material adverse effect on the financial markets, which in turn could materially and adversely affect our business, financial condition and results of operations.
Current levels of market volatility are unprecedented.
The capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers. If current levels of market disruption and volatility continue or worsen, we would seek to meet our liquidity needs by drawing upon contractually committed lending agreements primarily provided by banks and/or by seeking other funding sources. However, under such extreme market conditions, there can be no assurance such agreements and other funding sources would be available or sufficient.
Difficult conditions in the financial services markets have materially and adversely affected the business and results of operations of many financial institutions and we do not know when and if these conditions may improve in the near future.
Dramatic declines in the housing market during the prior year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally.
The soundness of financial institutions could adversely affect us.
We have exposure to different industries and counterparties, and may periodically execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional clients. These transactions may expose us to credit risk in the event of default of a counterparty or client. There can be no assurance that any such losses or impairments would not materially and adversely affect our business and results of operations.
Operational Risks
Fluctuations in weather may adversely affect our results of operations, cash flows and financial condition.
Our utility and propane distribution operations are sensitive to fluctuations in weather, and weather conditions directly influence the volume of natural gas and propane sold and delivered by our utility and propane distribution operations. A significant portion of our utility and propane distribution operation revenues is derived from the sale and delivery of natural gas and propane to residential and commercial heating customers during the five-month peak heating season (November through March). If the weather is warmer than normal, we sell and deliver less natural gas and propane to customers, and earn less revenue. In addition, hurricanes or other extreme weather conditions could damage production or transportation facilities, which could result in decreased supplies of natural gas and propane, increased supply costs and higher prices for customers.
Changes in customer growth may affect earnings and cash flows.
Our ability to increase our gross margins in our regulated and propane businesses is dependent upon the new construction housing market, adding new industrial customers and conversion of customers to natural gas or propane from other fuel sources. Slowdowns in these markets, particularly the new housing construction market which is experiencing a significant business downturn, could adversely affect our gross margin in our regulated or propane businesses, our earnings and cash flows.
The amount and availability of natural gas and propane supplies are difficult to predict; a substantial reduction in available supplies could reduce our earnings in those segments.
Natural gas and propane production can be affected by factors outside of our control, such as weather and refinery closings. If we are unable to obtain sufficient natural gas and propane supplies to meet demand, results in those segments may be adversely affected.
We rely on having access to interstate natural gas pipelines’ transportation and storage capacity; a substantial disruption or lack of growth in these services may impair our ability to meet customers’ existing and future requirements.
In order to meet existing and future customer demands for natural gas, we must acquire both sufficient natural gas supplies and interstate pipeline and storage capacity to serve such requirements. We must contract for reliable and adequate delivery capacity for our distribution systems while considering the dynamics of the interstate pipeline and storage capacity market, our own on-system resources, as well as the characteristics of our markets. Chesapeake, along with other local natural gas distribution companies and other participants in the industry, has raised concerns regarding the future availability of additional upstream interstate pipeline and storage capacity. This is a business issue which we must continue to manage as our customer base grows.
Natural gas and propane commodity price changes may affect the operating costs and competitive positions of our natural gas and propane distribution operations, which may adversely affect our results of operations, cash flows and financial condition.
Natural Gas. Over the last four years, natural gas costs have increased significantly, due to increased demand, and have become more volatile, due to events such as the hurricane activity in 2005, which reduced the natural gas available from the Gulf Coast region and caused a spike in natural gas prices. Higher natural gas prices can result in significant increases in the cost of gas billed to customers. Under our regulated gas cost recovery mechanisms, an increase in the cost of gas due to an increase in the price of the natural gas commodity generally has no immediate effect on our revenues and net income. Our net income, however, may be reduced by higher expenses that we may incur for uncollectible customer accounts and by lower volumes of natural gas deliveries as a result of customers reducing their consumption. Therefore, increases in the price of natural gas can affect our operating cash flows and the competitiveness of natural gas as an energy source.
Propane. Propane costs are subject to volatile changes as a result of product supply or other market conditions, including economic and political factors affecting crude oil and natural gas supply or pricing. Such cost changes can occur rapidly and can affect profitability. There is no assurance that we will be able to pass on propane cost increases fully or immediately, particularly when propane costs increase rapidly. Therefore, average retail sales prices can vary significantly from year to year as product costs fluctuate in response to propane, fuel oil, crude oil and natural gas commodity market conditions. In addition, in periods of sustained higher commodity prices, declines in retail sales volumes, because of reduced consumption and increased amounts of uncollectible accounts may adversely affect net income.
Operating events affecting public safety and the reliability of our natural gas distribution system could adversely affect the results of operations, financial condition and cash flows.
Our business is exposed to operational events, such as major leaks, mechanical problems and accidents, that could affect the public safety and reliability of its natural gas distribution systems, significantly increase costs and cause loss of customer confidence. The occurrence of any such operational events could adversely affect the results of operations, financial condition and cash flows. If we are unable to recover from customers, through the regulatory process, all or some of these costs and its authorized rate of return on these costs, our results of operations, financial condition and cash flows could be adversely affected.
Because we operate in a competitive environment, we may lose customers to competitors.
In our natural gas marketing business, we compete with third-party suppliers to sell gas to commercial and industrial customers. In our gas transportation and distribution operations, our competitors include interstate pipelines, when distribution customers are located close enough to the transmission company’s pipeline to make direct connections economically feasible.
Our propane distribution operations compete with several other propane distributors, primarily on the basis of service and price, emphasizing reliability of service and responsiveness. Some of our competitors have significantly greater resources. The retail propane industry is mature, and we foresee modest growth in total demand. Given this limited growth, we expect that year-to-year industry volumes will be principally affected by weather patterns. Therefore, our ability to grow the propane distribution business is contingent upon execution of our community gas systems’ strategy to capture additional market share and to employ service pricing programs that retain and grow our customer base. Any failure to retain and grow our customer base would have an adverse effect on our results.
The propane wholesale marketing operation competes against various marketers, many of which have significantly greater resources and are able to obtain price or volumetric advantages.
The advanced information services segment faces significant competition from a number of larger competitors having substantially greater resources available to them to compete on the basis of technological expertise, reputation and price.
Changes in technology may adversely affect our advanced information services segment’s results of operations, cash flows and financial condition.
Our advanced information services segment participates in a market that is characterized by rapidly changing technology and accelerating product introduction cycles. The success of our advanced information services segment depends upon our ability to address the rapidly changing needs of our customers by developing and supplying high-quality, cost-effective products, product enhancements and services, on a timely basis, and by keeping pace with technological developments and emerging industry standards. There is no assurance that we will be able to keep up with technological advancements necessary to keep our products and services competitive.
Our energy marketing subsidiaries have credit risk and credit requirements that may adversely affect our results of operations, cash flows and financial condition.
Xeron, our propane wholesale and marketing subsidiary, and PESCO, our natural gas marketing subsidiary, extend credit to counter-parties. While we believe Xeron and PESCO utilize prudent credit policies, each of these subsidiaries is exposed to the risk that it may not be able to collect amounts owed to it. If the counter-party to such a transaction fails to perform, and any underlying collateral is inadequate, we could experience financial losses.
Xeron and PESCO are also dependent upon the availability of credit to buy propane and natural gas for resale or to trade. If financial market conditions decline generally, or our financial condition, or our subsidiaries’ financial condition declines, then the cost of credit available to these subsidiaries could increase. If credit is not available, or if credit is more costly, our results of operations, cash flows and financial condition may be adversely affected.
Our use of derivative instruments may adversely affect our results of operations.
Fluctuating commodity prices may affect our earnings and financing costs. Our propane distribution and wholesale marketing segments use derivative instruments, including forwards, swaps and puts, to hedge price risk. In addition, we have utilized in the past, and may decide, after further evaluation, to continue to utilize derivative instruments to hedge price risk for our Delaware and Maryland divisions, as well as PESCO. While we have a risk management policy and operating procedures in place to control our exposure to risk, if we purchase derivative instruments that are not properly matched to our exposure, our results of operations, cash flows, and financial condition may be adversely affected.

Our businesses are capital intensive, and the costs of capital projects may be significant.
Our businesses are capital intensive and require significant investments in internal infrastructure projects. Our results of operations and financial condition could be adversely affected if we are unable to manage such capital projects effectively or if we do not receive full recovery of such capital costs in future regulatory proceedings.
Regulatory and Legal Risks
Regulation, including changes in the regulatory environment, may adversely affect our results of operations, cash flows and financial condition.
The Delaware, Maryland and Florida Public Service Commissions regulate our natural gas distribution operations; Eastern Shore Natural Gas Company, our natural gas transmission subsidiary, is regulated by the Federal Energy Regulatory Commission. These commissions set the rates that we can charge customers for services subject to their regulatory jurisdiction. Our ability to obtain timely future rate increases and rate supplements to maintain current rates of return depends on regulatory approvals, and there can be no assurance that our divisions and Eastern Shore Natural Gas Company will be able to obtain such approvals or maintain currently authorized rates of return.
We are dependent upon construction of new facilities to support future growth in earnings in our natural gas distribution and interstate pipeline operations.
Construction of new facilities required to support future growth is subject to various regulatory and developmental risks, including but not limited to: (a) our ability to obtain necessary approvals and permits by regulatory agencies on a timely basis and on terms that are acceptable to us; (b) potential changes in federal, state and local statutes and regulations, including environmental requirements, that prevent a project from proceeding or increase the anticipated cost of the project; (c) inability to acquire rights-of-way or land rights on a timely basis on terms that are acceptable to us; (d) lack of anticipated future growth in available natural gas supply; and (e) insufficient customer throughput commitments.
We are subject to operating and litigation risks that may not be fully covered by insurance.
Our operations are subject to the operating hazards and risks normally incidental to handling, storing, transporting and delivering natural gas and propane to end users. As a result, we are sometimes a defendant in legal proceedings arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available in the future at economical prices.
Environmental Risks
Costs of compliance with environmental laws may be significant.
We are subject to federal, state and local laws and regulations governing environmental quality and pollution control. These evolving laws and regulations may require expenditures over a long period of time to control environmental effects at current and former operating sites, including former manufactured gas plant sites that we have acquired from third- parties. Compliance with these legal obligations requires us to commit capital. If we fail to comply with environmental laws and regulations, even if such failure is caused by factors beyond our control, we may be assessed civil or criminal penalties and fines.
To date, we have been able to recover, through regulatory rate mechanisms, the costs associated with the remediation of former manufactured gas plant sites. However, there is no guarantee that we will be able to recover future remediation costs in the same manner or at all. A change in our approved rate mechanisms for recovery of environmental remediation costs at former manufactured gas plant sites could adversely affect our results of operations, cash flows and financial condition.
Further, existing environmental laws and regulations may be revised, or new laws and regulations seeking to protect the environment may be adopted and be applicable to us. Revised or additional laws and regulations could result in additional operating restrictions on our facilities or increased compliance costs, which may not be fully recoverable.
USE OF PROCEEDS
          In the event that shares of common stock are purchased under the Plan, the proceeds will be used by the Corporation for general corporate purposes.
DETERMINATION OF OFFERING PRICE
          The purchase price per share of common stock purchased from the Corporation (other than purchases pursuant to Requests for Waiver as defined below in the section titled “Description of the Plan”) will be equal to 100% of the average of the high and low sales prices of the common stock, based on the New York Stock Exchange Composite Transactions by 4:00 p.m. Eastern Time as reported on the investment date, but in no event will shares of common stock be sold by the Corporation under the Plan at less than the par value per share.
          The price per share of the Corporation’s common stock purchased in the open market or in negotiated transactions will be the weighted average purchase price of all shares of common stock purchased with funds to be invested as of the particular investment date.
DESCRIPTION OF THE PLAN
          To enroll in the Plan, a stockholder must complete and return to the Plan Administrator an Enrollment Form. A new investor must complete and submit an Initial Enrollment Form. For further enrollment information, please refer to the Eligibility and Enrollment section of this Prospectus beginning with Question No. 5 below or contact the Plan Administrator.
Fees Associated With the Plan
     The following is a list of the principal transactions and services provided to participants in the Plan and the associated fees. Participants are responsible only for those fees not paid by the Corporation.

Initial Investment	$10 Administration Fee
Dividend Reinvestment	Paid by Corporation
Direct Deposit of Dividends	Paid by Corporation
Optional Cash Investments	Paid by Corporation
Automatic Debiting for Optional Cash Investments	Paid by Corporation
Sale of Stock/Termination	Brokerage Commission of $0.15/share
Safekeeping	Paid by Corporation
Book Transfers	Paid by Corporation
Request for Certificate	Paid by Corporation
Returned Check or Failed Electronic Payment	$25 per occurrence
     The following is a statement in question and answer format of the provisions of the Plan as approved by the Corporation’s Board of Directors and as currently in effect. The Plan first became effective on April 27, 1989, and has been amended from time to time thereafter through the date of this Prospectus.
Purpose
     1. What is the purpose of the Plan?
     The purpose of the Dividend Reinvestment component of the Plan is to provide Chesapeake stockholders with a convenient and economical method of reinvesting cash dividends in additional shares of common stock.
     The purpose of the Direct Stock Purchase component of the Plan is to provide Plan participants and registered stockholders who are not participants in the Plan with a convenient and economical method of purchasing additional shares of common stock without payment of brokerage commissions or a service fee. A new investor may become a stockholder by making an initial minimum investment of $1,000. The waiver provision of the Direct Stock Purchase component of the Plan enables Plan participants to make optional cash investments in excess of the maximum annual limit of $60,000 if the Company grants a “Request for Waiver.”
     The Plan also provides a stockholder with the opportunity to deposit with the Plan Administrator for safekeeping, certificates for shares of Chesapeake common stock registered in the stockholder’s name. The Corporation may direct the Plan Administrator to purchase shares either in the open market or from the Corporation to satisfy the requirements of the Plan. Shares purchased from the Corporation will provide the Corporation with funds, which it intends to use for general corporate purposes.

Advantages
     2. What are some of the advantages of the Plan?
•	Participants have flexibility to reinvest all, a portion or none of their dividends in additional shares of Chesapeake common stock.

•	Participants may direct that cash dividends that are not reinvested be deposited into a designated account with a U.S. bank or other approved financial institution.

•	No fees or commissions are charged on purchases of Chesapeake common stock.

•	Participants and registered stockholders who are not participants in the Plan can purchase additional shares of Chesapeake common stock by making optional cash investments in the minimum amount of $100 per investment, up to a maximum aggregate amount of $60,000 per calendar year.

•	Investors who currently do not own shares of Chesapeake common stock can become Plan participants by making an initial investment of at least $1,000, up to a maximum amount of $60,000.

•	Payments for the purchase of shares can be made by check or through the automatic debiting of a designated account with a U.S. bank or other approved financial institution.

•	Participants may deposit Chesapeake common stock certificates registered in their name with the Plan Administrator for safekeeping.

•	Plan shares can be transferred or given as gifts at no charge to the participant.

•	Plan shares can be sold through the Plan Administrator.

•	Employees of the Corporation and its subsidiaries may participate in the Plan through payroll deductions.
Administration
     3. Who administers the Plan?
     The Plan is administered by Computershare Trust Company, N.A., (the “Plan Administrator” or “Computershare”), a federally chartered trust company (formerly known as EquiServe Trust Company). The Plan Administrator’s responsibilities include effecting Chesapeake common stock purchases on behalf of the Plan, maintaining participants’ accounts, keeping the necessary records, sending statements of account to participants and performing other administrative duties relating to the operation of the Plan. The Plan Administrator’s contact information is shown below.
     All questions concerning participation in the Plan or with regard to a participant’s account under the Plan should be directed to the Plan Administrator. The Plan Administrator may be contacted in writing, by telephone or via the Internet as indicated below.
     The following address for the Plan Administrator should be used for Plan-related correspondence including, but not limited to, inquiries concerning dividend reinvestment and optional cash investments, assistance with becoming a stockholder through the Direct Stock Purchase component of the Plan, the delivery of stock certificates for the safekeeping of shares and the submission of enrollment forms (except, as more fully described below, where the enrollment form is accompanied by a check):
Computershare Trust Company, N.A.
c/o Chesapeake Utilities Corporation
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 877.498.8865
Internet: www.computershare.com/investor
          All checks for optional cash investments, and in the case of registered stockholders who are not Plan participants, the Enrollment Form should be sent to the address headed Optional Cash Investments below:
     All checks representing initial cash investments of new investors, along with the Initial Enrollment Form, should be sent to the address headed Initial Investments below:

Optional Cash Investments	Initial Investments
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
c/o Chesapeake Utilities Corporation	c/o Chesapeake Utilities Corporation
P.O. Box 6006	P.O. Box 43078
Carol Stream, IL 60197-6006	Providence, RI 02940-3078
     Checks for both optional cash investments and new investments should be made payable to: “Computershare — Chesapeake Utilities Corporation.”
     All shares of Chesapeake common stock purchased under the Plan or deposited for safekeeping will be registered in the name of the Plan Administrator or its nominee as the agent for the Plan participants. As record holder of shares held for participants’ accounts, the Plan Administrator will receive and reinvest for the account of a Plan participant dividends both on shares held for the participant by the Plan and on shares held by the participant in certificate form that the participant does not elect to receive in cash. The Plan Administrator will hold all shares of common stock purchased for each participant or deposited for safekeeping under the Plan until directed otherwise by a notice received from the participant. The Plan Administrator also acts as dividend disbursing agent, transfer agent and registrar for the Corporation.
     4. What are the limitations on the responsibilities of the Corporation and the Plan Administrator under the Plan?
     Neither the Corporation nor the Plan Administrator will be liable for any good faith act or for any good faith omission to act in connection with the administration of the Plan, including, without limitation, with respect to the prices or times at which shares of common stock are purchased or sold under the Plan or any claim or liability arising out of failure to cease reinvestment of dividends for a participant’s account upon the participant’s death prior to receipt of written notice of death from the appropriate fiduciary.
     A participant should recognize that neither the Corporation nor the Plan Administrator can assure the participant of a profit or protect the participant against a loss from an investment in shares of Chesapeake common stock purchased under the Plan.
Eligibility and Enrollment
     5. Who is eligible to participate in the Plan?
     Any person or entity, whether or not a stockholder, is eligible to participate in the Plan. A registered Chesapeake stockholder or a person or entity that is not a Chesapeake stockholder can become a participant in the Plan by completing the appropriate enrollment form. A person or entity who is the beneficial owner of Chesapeake common stock through an account with a broker, bank or other nominee must make appropriate arrangements with the broker, bank or other nominee to become a participant in the Plan (including the payment of any associated fees that may be charged by the broker, bank or other nominee), or the beneficial owner must become a registered stockholder by having the shares transferred into the beneficial owner’s name. To have shares registered in his or her name, a beneficial owner must request the issuance of a certificate for the shares from the broker, bank or other nominee. Alternatively, a beneficial owner may become a participant in the Plan by purchasing additional shares of Chesapeake common stock in accordance with the instructions set forth below for new investors. See Question No. 7. A new investor residing outside of the United States, or its territories and possessions, should determine whether he or she is subject to any governmental regulation that prohibits participation in the Plan.
     The Corporation reserves the right to restrict the participation in the Plan of any participant who, in the Corporation’s opinion, is misusing the Plan or is causing undue expense to the Corporation.
     6. How does a registered stockholder become a participant in the Plan?
     A registered stockholder may become a participant in the Plan at any time by completing an Enrollment Form and returning it to the Plan Administrator at the address indicated in Question No. 3. Where the stock to be enrolled in the Plan is registered in more than one name (i.e., joint tenants, etc.), all registered stockholders must sign the Enrollment Form. An Enrollment Form may be obtained at any time by contacting the Plan Administrator. A registered stockholder also may become a participant in the Plan by accessing the Plan Administrator’s website, authenticating his or her online account and completing an online enrollment form.
     Prospective Plan participants are urged to read this Prospectus in its entirety before deciding to enroll in the Plan.
     7. How does a new investor become a participant in the Plan?
     An investor who is not a stockholder may become a participant in the Plan at any time by completing an Initial Enrollment Form, returning it to the Plan Administrator and making an initial investment of at least $1,000, up to a maximum amount of $60,000. New investors also can make optional cash investments in excess of the $60,000 maximum if the Corporation initiates a Request for Waiver. See Question No. 18. Any amounts of less than $1,000 tendered for an initial investment will be returned to the investor. Payments for an initial investment can be made either by check or by authorizing the debit of a designated account with a U.S. bank or other approved financial institution as more fully described in Question No. 19.
     The Initial Enrollment Form may be obtained at any time by contacting the Plan Administrator. A new investor also can become a participant in the Plan by enrolling online at www.computershare.com/investor and following the instructions provided.
     Prospective Plan participants are urged to read this Prospectus in its entirety before making an investment decision to purchases shares of Chesapeake common stock.
     8. What are the fees associated with an initial investment by a new investor?
     A new investor will be charged a one-time $10 administrative fee to establish a Plan account. The $10 fee will be subtracted from the payment delivered for the purchase of shares (i.e., a new investor is required to send an initial minimum investment of $1,000, from which the $10 fee will be subtracted, leaving $990 to be invested).
     9. When does participation in the Plan by a registered stockholder or new investor become effective?
     A registered stockholder or new investor can, at any time, submit the required enrollment form to become a participant in the Plan.
     In the case of the enrollment in the Plan of shares owned by a registered stockholder, participation in the Plan will commence upon delivery to the Plan Administrator of the required enrollment form.
     In the case of the enrollment in the Plan by a new investor, participation in the Plan will commence upon delivery to the Plan Administrator of the required enrollment form and the initial cash investment amount followed by the subsequent purchase by the Plan Administrator of the shares of Chesapeake common stock for the participant’s account.
     When participation in the Plan commences on or prior to any cash dividend record date, the dividends paid on the enrolled shares on the corresponding dividend payment date will be reinvested in accordance with the participant’s instructions. If participation commences after a cash dividend record date, the reinvestment of dividends, in accordance with the option selected by the participant, will commence with the next following dividend payment.
Dividend Reinvestment Options
     10. What dividend reinvestment options are available to participants in the Plan?
     (a) “FULL DIVIDEND REINVESTMENT” directs the Plan Administrator to reinvest automatically, in accordance with the terms of the Plan, dividends on (i) all shares of common stock registered in the participant’s name and (ii) all shares of common stock credited to the participant’s account under the Plan.
     (b) “PARTIAL DIVIDEND REINVESTMENT” directs the Plan Administrator to distribute to the Plan participant in cash the dividends on that portion of the participant’s shares (including both (i) shares of common stock registered in the participant’s name and (ii) shares of common stock credited to the participant’s account under the Plan) designated by the participant, and to reinvest automatically, in accordance with the terms of the Plan, dividends on the remainder of the participant’s shares.
     (c) “ALL CASH (NO DIVIDEND REINVESTMENT)” directs the Plan Administrator to distribute to the participant in cash the dividends on all of the participant’s shares whether registered in the participant’s name or credited to the participant’s account under the Plan.
     Regardless of the dividend reinvestment option selected, any dividends that a participant elects to receive in cash will be paid to the participant by check or, if the participant so elects, the dividend may be deposited directly into an account designated by the participant with a U.S. bank or other approved financial institution.
     Under each of the three dividend reinvestment options, a Plan participant may elect to make optional cash investments at any time or to deposit shares with the Plan Administrator for safekeeping.
     11. Can a participant change his or her dividend reinvestment option?
     Yes. A participant at any time may change his or her dividend reinvestment election to any of the other dividend reinvestment options by accessing his or her account online at the Plan Administrator’s website, by contacting the Plan Administrator or by completing a new Enrollment Form and returning it to the Plan Administrator. Any change received by the Plan Administrator on or prior to the record date for a dividend payment will become effective for that dividend payment.
     12. When will the dividend reinvestment purchases be made?
     The investment date for the reinvestment of cash dividends is the dividend payment date. If a dividend payment date falls on a weekend, holiday or another day on which the New York Stock Exchange is closed, the investment date will be the next trading day. Shares of common stock acquired from the Corporation will be purchased on the investment date and will be credited to participants’ accounts on that day or as soon as practicable thereafter. The purchase of shares acquired in the open market or in negotiated transactions will begin on the investment date and will be completed as soon as practicable and will be credited to participants’ accounts upon the completion of all purchases.
Direct Deposit of Cash Dividends
     13. May a participant have cash dividends deposited directly into a designated U.S. bank account?
     Yes. Direct deposit of dividends is available to any Plan participant who is receiving cash dividends on all or a portion of his or her shares of Chesapeake common stock, whether registered in the participant’s name or credited to the participant’s account under the Plan. A Plan participant may elect to have all cash dividends paid by electronic transfer of funds to a designated account with a U.S. bank or other approved financial institution by sending a completed Authorization for Electronic Direct Deposit Form to the Plan Administrator. This form is available by contacting the Plan Administrator. A stockholder may change the designated account or discontinue receiving direct deposit of dividends at any time by contacting the Plan Administrator.
Optional Cash Investments up to $60,000 Per Calendar Year
     14. How does the optional cash investment feature work for investments up to $60,000 per year?
     Both Plan participants and registered stockholders of Chesapeake who are not Plan participants are permitted to purchase additional shares of Chesapeake common stock through optional cash investments. Each optional cash investment must be a minimum of $100 and, in the aggregate, cannot exceed $60,000 in any calendar year. Funds tendered that are less than the minimum investment amount or in excess of the maximum annual amount will be returned to the investor. There is no obligation to make an optional cash investment nor is there a requirement that the same amount be invested each time an optional cash investment is made. Payments for optional cash investments can be made by check or by online authorization of a one-time debit or automatic monthly debits from a designated account with a U.S. bank or other approved financial institution as more fully described in Question No. 19.
     A registered stockholder who is not a Plan participant at the time of an optional cash investment, as a condition to the investment, must enroll in the Plan by completing an Enrollment Form and returning it to the Plan Administrator at the address indicated in Question No. 3. An Enrollment Form may be obtained by contacting the Plan Administrator. A stockholder also may enroll in the Plan online by accessing the Plan Administrator’s website, authenticating his or her online account and completing an online enrollment form.
     All shares of common stock purchased with optional cash investments will be credited to a participant’s account under the Plan (or in the case of a registered stockholder who prior to the purchase was not a Plan participant, shares will be credited to a newly-established account under the Plan). Thereafter, all dividends on such shares will either be reinvested or paid to the participant in cash, depending on the participant’s dividend reinvestment election. See Question No. 10.
     15. When will optional cash investment purchases be made?
     The investment date for optional cash investments (other than purchases pursuant to Requests for Waiver as described below) is the fifth day of each month, except months in which the fifth day falls on a weekend, holiday or another day when the New York Stock Exchange is closed, in which case the investment date will be the next trading day. Funds for optional cash investments received by the Plan Administrator on or before the second business day prior to an investment date will be used to purchase shares of common stock on or beginning on the investment date. Funds for optional cash investments received later than the second business day prior to an investment date will be held by the Plan Administrator until the next monthly investment date, unless a request for the return of the funds is received by the Plan Administrator at least two business days prior to the next monthly investment date.
     Shares of common stock acquired from the Corporation will be purchased on the investment date and will be credited to participants’ accounts on that date or as soon as practicable thereafter. The purchase of shares acquired in the open market or in negotiated transactions will begin on the investment date and will be completed as soon as practicable and will be credited to participants’ accounts upon the completion of all purchases.
     16. Is interest paid on funds tendered for optional cash investments that are received prior to an investment date?
     No. Under no circumstances will interest be paid on funds for optional cash investments tendered at any time prior to the investment date. Participants are therefore urged to time the transmittal of funds for optional cash investments so that they are received by the Plan Administrator as close as possible to, but no later than two business days in advance of, an investment date.
     17. Under what circumstances may a participant rescind an optional cash investment request?
     Funds for optional cash investments (including payroll deductions) received by the Plan Administrator will be returned to the participant upon request if received by the Plan Administrator at least two business days prior to the next monthly investment date.
Requests for Waiver for Optional Cash Investment in Excess of $60,000
     18. Under what circumstances may stockholders and new investors make cash investments in excess of $60,000 per calendar year?
     Optional cash investments in Chesapeake common stock in excess of $60,000, including initial investments in excess of $60,000, may be made by current stockholders (including Plan participants) and new investors only if a waiver of the $60,000 limit is granted by the Corporation. The Corporation, in its sole discretion, may elect, from time to time or on a periodic schedule as determined by the Corporation, to initiate the procedures by which stockholders and new investors can request a waiver of the $60,000 limit (a “Request for Waiver”). All shares purchased pursuant to a Request for Waiver will be sold by the Corporation. The Corporation has established the following procedures governing Requests for Waiver.
     Submitting a Request for Waiver
     On the first business day of each month, the Corporation will post a prerecorded telephone message (telephone number: 302.734.6019) either (i) announcing that the Corporation is or is not receiving Requests for Waiver for that month or (ii) providing a specified date for prospective investors to call back for an announcement of whether the Corporation will be accepting Requests for Waiver for that month. If in the initial or a subsequent announcement the Corporation indicates that it is receiving Requests for Waiver for that month, the announcement will specify (in each case as more fully described below):
•	the commencement date of the pricing period and the number of trading days in the pricing period or the date on which the Corporation will announce the commencement date and number of trading days in the pricing period;

•	the threshold price, if the Corporation determines that the proposed sale of shares will be subject to a threshold price, or the date on which the Corporation will announce whether the proposed sale of shares will be subject to a threshold price;

•	whether the offering will include the pricing period extension feature, or the date on which the Corporation will announce whether the offering will include the pricing period extension feature; and

•	whether shares are being offered at a discount to the market price and, if so, what percentage, or the date on which the Corporation will announce whether shares are being offered at a discount to the market price and, if so, what percentage.
     All announcements by the Corporation regarding Requests for Waiver will be made by a prerecorded telephone message (telephone number: 302.734.6019) that is posted no later than 9:00 a.m. Eastern Time on the day in question.
     A stockholder or new investor wishing to purchase common stock on the terms specified by the Corporation must complete and submit a Request for Waiver form to the Corporation indicating the dollar amount proposed to be invested. All Requests for Waiver must be received by the Corporation via facsimile at 302.734.6750 no later than 2:00 p.m. Eastern Time on the third business day prior to the commencement of the pricing period. A Request for Waiver form may be obtained by contacting the Plan Administrator.
     The Corporation will decide whether to accept any or all of the Requests for Waiver received, and will notify any investors whose Requests for Waiver have been accepted, by 9:00 a.m.

Eastern Time on the second business day prior to the commencement of the pricing period. Requests for Waiver may be accepted by the Corporation in whole or in part, in its sole discretion.
     The Plan Administrator must receive the funds for the purchase of shares pursuant to an accepted Request for Waiver by wire transfer no later than 2:00 p.m. Eastern Time on the business day prior to the commencement of the pricing period. Wire transfer instructions may be obtained by contacting the Plan Administrator. Once funds are received by the Plan Administrator for the purchase of shares pursuant to a Request for Waiver, the obligation of a stockholder or new investor to purchase the shares becomes legally binding, and the funds will only be returned as directed by the Corporation. If sufficient funds to cover the full amount of an accepted Request for Waiver are not received by the 2:00 p.m. Eastern Time deadline, the Corporation may, in its sole discretion, elect either to revoke its acceptance of the Request for Waiver or to deem the Request for Waiver accepted as to the lesser amount of funds. Any funds received in respect of a revoked Request for Waiver will be returned without interest.
     If Requests for Waiver are submitted for a total amount greater than the amount the Corporation is willing to accept for any investment date, the Corporation may honor the requests received on any basis that the Corporation, in its sole discretion, considers appropriate. The Corporation has sole and absolute discretion to accept or reject any or all Requests for Waiver and has no obligation to disclose the reasons for its decision.
     Aside from posting recorded telephone messages, neither the Corporation nor the Plan Administrator is required to provide written or other notice of the decision of the Corporation to receive the submission of Requests for Waiver or the terms on which shares of common stock are being offered. However, the Corporation may, if it so elects, provide such further or alternative notices of a decision to receive Requests for Waiver as it determines to be appropriate.
     Without limitation on its right to accept or reject Requests for Waiver in its sole discretion, the Corporation reserves the right to terminate any account or deny any Request for Waiver if the Corporation believes a purchaser is making excessive optional cash investments through multiple stockholder accounts, is engaging in arbitrage activities or is otherwise engaging in activities under the Plan in a manner which is not in the best interest of the Corporation or which may cause the participant to be treated as an underwriter under the Federal securities laws.
     Pricing Period
     The Corporation will specify in the prerecorded message announcing whether it is receiving Requests for Waiver for a particular month or in a subsequent prerecorded message for that month the number of consecutive trading days (generally between five and ten days) over which the purchase price of Chesapeake common stock pursuant to accepted Requests for Waiver will be calculated (the “pricing period”). The purchase price of shares will be calculated based upon the unsolicited volume weighted average price, rounded to three decimal places, of Chesapeake common stock obtained from Bloomberg, LP for the trading hours from 9:30 a.m. to 4:00 p.m. Eastern Time (the “trading price”) for each trading day during the designated pricing period, calculated pro-rata on a daily basis. For example, assume the Corporation has established a ten-day pricing period and has granted a Request for Waiver for an investment of $100,000. To calculate the number of shares of common stock to be purchased, a hypothetical number of shares will be deemed purchased on each day of the pricing period, which will be determined by dividing a pro-rata portion of the entire optional cash investment amount, in this case $10,000 (1/10 of the entire investment amount), by the trading price on that day. On the last day of the pricing period, the entire optional cash investment amount of $100,000 will be divided by the total number of hypothetical shares deemed purchased over the ten-day pricing period to establish the purchase price (rounded to three decimal places) for the $100,000 investment. That purchase price will then be reduced by the amount of the waiver discount (as described below), if any. The actual number of shares purchased from the Corporation will be calculated by dividing the total investment amount, $100,000, by the purchase price (or discounted purchase price, if applicable).
     The investment date for the purchase of shares of Chesapeake common stock pursuant to a Request for Waiver will be the last day of the pricing period (or, if applicable, the extended pricing period, as described below). On the investment date, the Plan Administrator will apply all funds submitted pursuant to accepted Requests for Waiver (or a lesser amount if, as more fully described below, a threshold price is established, but not satisfied on one or more days during the pricing period) to the purchase of shares of Chesapeake common stock from the Corporation.
     Threshold Price
     The Corporation may, in its sole discretion, establish for any pricing period, a “threshold price” applicable to optional cash investments made pursuant to Requests for Waiver. The threshold price will be the minimum price used for the determination of the purchase price of Chesapeake common stock pursuant to Requests for Waiver during the pricing period. The establishment of a threshold price will be announced either in the prerecorded message announcing the receipt of Requests for Waiver for a particular month or in a subsequent prerecorded message (posted no later than three business days prior to the first day of the pricing period) for that month. The Corporation will establish the threshold price in its sole discretion, based on any factors that it considers relevant.
     If a threshold price is established for any pricing period, the unsolicited volume weighted average price obtained from Bloomberg, LP (rounded to three decimal places), for the trading hours from 9:30 a.m. to 4:00 p.m. Eastern Time, must equal or exceed the threshold price in order to be taken into account in establishing the purchase price of the shares of Chesapeake common stock pursuant to accepted Requests for Waiver. In the event the threshold price is not satisfied for one or more trading days in the pricing period or there are no trades of Chesapeake common stock reported by the New York Stock Exchange for one or more trading days in the pricing period (and assuming the Corporation has not announced the activation of the optional pricing period extension feature, as described below), then (i) those trading days will be excluded from the pricing period and (ii) the amount to be invested pursuant to each accepted Request for Waiver will be reduced in proportion to the number of days in the pricing period on which the threshold price was not satisfied or there were no trades in Chesapeake common stock reported by the New York Stock Exchange. For example, assume the Corporation has established a ten-day pricing period and has granted a Request for Waiver for an investment of $100,000. Further, assume that the Corporation has established a threshold price of $24, which is satisfied on eight of the ten days in the pricing period. As a consequence, the pricing period will be reduced to eight days and the amount permitted to be invested pursuant to the Request for Waiver will be reduced to $80,000. To calculate the number of shares of Chesapeake common stock to be purchased, a hypothetical number of shares will be deemed purchased on each day of the eight days in the pricing period, which will be determined by dividing a pro rata portion of the permitted optional cash investment, in this case $10,000 (1/8 of the permitted investment amount) by the trading price on that day. On the last day of the pricing period, the permitted optional cash investment amount of $80,000 will be divided by the total number of hypothetical shares deemed purchased over the eight-day pricing period to establish the purchase price (rounded to three decimal places) for the $80,000 investment. That purchase price will then be reduced by the amount of the waiver discount (as described below), if any. The actual number of shares purchased from the Corporation will be calculated by dividing the permitted investment amount, $80,000, by the purchase price (or discounted purchase price, if applicable).
     The portion of the funds tendered that are not used to purchase shares of Chesapeake common stock will be returned, without interest, to the stockholder or new investor as soon as reasonably practicable after the end of the pricing period.
     Optional Pricing Period Extension Feature
     The Corporation may elect in connection with purchases pursuant to Requests for Waiver during any pricing period whether to activate the optional pricing extension feature. The Corporation will announce whether it has elected to activate this feature in the prerecorded message announcing whether it is receiving Requests for Waiver for a particular month or in a subsequent prerecorded message (posted no later than three business days prior to the first day of the pricing period) for that month.
     If activated, the optional pricing period extension feature provides for an extension of the initial pricing period by the number of days (up to a maximum of five days) during the initial pricing period on which the threshold price is not met or there are no reported trades of Chesapeake common stock on the New York Stock Exchange. If the threshold price is satisfied on any day during the extended pricing period, that day will be included as a trading day for the pricing period in lieu of the day on which the threshold price was not met or there were no reported trades. For example, if the pricing period is to be ten trading days, and the threshold price is not satisfied for three out of those ten days, and the Corporation had previously announced that the optional pricing period extension feature has been activated, then the pricing period will automatically be extended for an additional three trading days, and if the threshold price is satisfied on two of the next three trading days, then those two trading days will be included in the pricing period in lieu of two of the three days on which the threshold price was not met or there are no reported trades of Chesapeake common stock on the New York Stock Exchange. As a result, the purchase price will be based upon the nine trading days of the initial and extended pricing period on which the threshold price was satisfied and 90% of the funds for optional cash investments pursuant to Requests for Waiver will be invested (as opposed to a pricing period of seven days had the optional pricing period extension feature not been activated, which would have resulted in 30% of the amount tendered for investment pursuant to Requests for Waiver being returned to the stockholder or new investor).
     Any portion of the funds tendered that are not used to purchase shares of Chesapeake common stock will be returned, without interest, to the stockholder or new investor as soon as reasonably practicable after the end of the extended pricing period.
     Waiver Discount
     The Corporation may elect, in its sole discretion, in connection with purchases pursuant to Requests for Waiver during any pricing period whether to establish a “waiver discount” of up to

2% of the purchase price that otherwise would apply. The Corporation will announce this decision in the prerecorded message announcing whether it is accepting Requests for Waiver for a particular month or at a subsequent prerecorded message (posted no later than three business days prior to the first day of the pricing period) for that month. The waiver discount may vary from month to month, but will apply uniformly to all optional cash investments made pursuant to Requests for Waiver with respect to a particular month.
          The Corporation will determine, in its sole discretion, whether to establish a waiver discount after a review of current market conditions and the Corporation’s current and projected capital needs and any other factors that the Corporation considers relevant.
Methods of Payment
     19. What payment methods are accepted by the Plan Administrator?
     Plan participants, registered stockholders who are not Plan participants and new investors purchasing shares of Chesapeake common stock through optional cash investments are required to deliver payment for the shares to the Plan Administrator. Payments should not be mailed or otherwise delivered to the Corporation.
     The Plan Administrator will accept the following methods of payment for optional cash investments of $60,000 or less. Instruction for the submission of payment for investments pursuant to Requests for Waiver has been previously discussed in Question No. 18.
     By Check
     The Plan Administrator will accept personal checks in U.S. funds and drawn against a U.S. bank or other approved financial institution for payment of optional cash investments by stockholders and new investors. All such checks should be made payable to “Computershare — Chesapeake Utilities Corporation.” Cash, traveler’s checks, money orders and third-party checks will not be accepted. If the stockholder making the optional cash investment is not a participant in the Plan, the check must accompany the Enrollment Form, which can be obtained by mail or online, or by calling the Plan Administrator. If a new investor is making an initial investment, the check must accompany the Initial Enrollment Form, which can be obtained by mail or online, or by calling the Plan Administrator. All checks and the appropriate form(s) should be mailed to the Plan Administrator at the address specified in Question No. 3. Checks received without the required accompanying form(s) may be returned by the Plan Administrator.
     If a check for an optional cash investment or an initial investment is dishonored, refused or otherwise returned unpaid, any credit of shares of Chesapeake common stock to the participant’s account in anticipation of receiving the funds will be reversed and the Plan Administrator may immediately sell any shares purchased for the account of the investor. In addition, the investor will be assessed a fee of $25 and will be responsible for any other associated costs of the Plan Administrator. This fee and any other associated costs of the Plan Administrator will be deducted from any cash balance in the participant’s account or, if sufficient funds are not available, the Plan Administrator may sell shares from the participant’s Plan account to satisfy the uncollected balance.

     By One-Time Debit From a Designated Account
     As an alternative to payment for an optional cash investment by check, a Plan participant or registered stockholder may authorize a one-time debit from a checking or savings account maintained with a U.S. bank or other approved financial institution by accessing his or her account online at the Plan Administrator’s website and following the instructions provided. Likewise, a new investor can give online authorization of a one-time debit of a checking or savings account maintained with a U.S. bank or other approved financial institution to fund his or her initial investment. This can be facilitated by accessing the Plan Administrator’s website and following the instructions provided.
     By Automatic Monthly Debits From a Designated Account
     A Plan participant or registered stockholder may authorize optional cash investments on a monthly basis by electing to have funds automatically debited once each month from a checking or savings account maintained with a U.S. bank or other approved financial institution.
A Plan participant can authorize automatic monthly debits by:
•	accessing the participant’s Plan account online with the Plan Administrator and following the instructions provided; or

•	completing and signing a Direct Debit Authorization Form and returning it to the Plan Administrator, together with a voided blank check or savings deposit slip for the bank account from which the funds are to be withdrawn.
A registered stockholder who is not a Plan participant can authorize automatic monthly debits by:
•	accessing his or her account online with the Plan Administrator and following the instructions provided; or

•	completing a Direct Debit Authorization Form.
     Once automatic monthly debits begin, funds will be withdrawn from the participant’s designated account on the first of each month or the next business day if the first is not a banking business day. A participant may change the amount debited or discontinue automatic debits by calling the Plan Administrator, completing and submitting to the Plan Administrator a new Direct Debit Authorization Form or by accessing his or her Plan account online and following the instructions provided. To be effective for a particular investment date, the Plan Administrator must receive the new instructions at least six business days before the investment date.
Optional Cash Investments Through Payroll Deductions
     20. Can an employee of the Corporation or its subsidiaries make optional cash investments through payroll deductions?
     Yes. Any employee of the Corporation or its subsidiaries is eligible to participate in the Plan through payroll deductions. To participate, an employee must obtain a Payroll Deduction Authorization Form from the Human Resources Department. The Payroll Deduction Authorization

Form authorizes the Corporation to deduct the amount specified by the employee (of not less than $50 per calendar quarter) from the employee’s after-tax earnings. Payroll deductions may not at any time exceed the employee’s after-tax earnings nor may the total of all optional cash investments (including investments other than by payroll deduction) during a calendar year exceed $60,000. The initial purchase minimum amount of $1,000 and subsequent investment minimum amount of $100 per investment are waived for employees who participate in the Plan through payroll deductions.
     In order to initiate payroll deductions, the Payroll Deduction Authorization Form must be completed and received by the Human Resources Department at least two weeks before the beginning of the first pay period for the commencement of deductions.
     21. When will the payroll deductions be received and invested by the Plan Administrator?
     The Corporation will submit to the Plan Administrator accumulated payroll deductions for each month no later than two business days prior to the investment date in the next month. See Question No. 15. The Plan Administrator will apply these funds to the purchase of Chesapeake common stock as of the investment date.
     22. Can an employee change the amount of his or her payroll deductions?
     Yes. An employee for whom payroll deductions have commenced may change the amount of his or her deductions by submitting a new Payroll Deduction Authorization Form to the Human Resources Department. The Payroll Deduction Authorization Form must be received at least two weeks before the beginning of the pay period as of which the change in the amount of deduction is to take effect. The change will take effect within two weeks of receipt of the Payroll Deduction Authorization Form by the Human Resources Department.
     23. What happens when a pay period does not coincide with the end of the month?
     All deductions made after the last pay period of a month will be held by the Corporation and invested with the payroll deductions for the next month. The payroll deductions transferred to the Plan Administrator for any month will consist of the deductions made for each payroll period that ended during the month. No interest will be paid on payroll deductions held for investment.
     24. Can an employee elect to discontinue payroll deductions?
     Yes. An employee for whom payroll deductions are being made may direct that the Corporation discontinue such deductions by submitting a new Payroll Deduction Authorization Form to the Human Resources Department. The Payroll Deduction Authorization Form must be received at least two weeks before the beginning of the pay period as of which the employee wishes to cease such deductions.
     25. May an employee discontinue payroll deductions and still remain in the Plan?
     Yes. A participant who discontinues payroll deductions may retain his or her Plan account. Dividends paid on shares held in the participant’s Plan account will continue to be reinvested or paid in cash in accordance with the participant’s reinvestment election. See Question No. 10.
Purchases of Shares Under the Plan
     26. What is the source of the shares of common stock purchased under the Plan?
     Shares of Chesapeake common stock acquired under the Plan (other than purchases pursuant to Requests for Waiver) will be purchased by the Plan Administrator, at the Corporation’s discretion, (i) from the Corporation (in which event the shares will be either authorized but unissued shares or shares held in the treasury of the Corporation), (ii) in the open market or in one or more negotiated transactions or (iii) a combination of the foregoing. All shares of Chesapeake common stock purchased pursuant to Requests for Waiver will be purchased from the Corporation.
     27. What will be the price of shares of common stock purchased under the Plan?
     The purchase price per share of Chesapeake common stock purchased from the Corporation (other than purchases pursuant to Requests for Waiver) will be equal to 100% of the average of the high and low sales prices of the common stock, based on the New York Stock Exchange Composite Transactions by 4:00 p.m. Eastern Time as reported on the investment date, but in no event will shares of common stock be sold by the Corporation under the Plan at less than the par value per share.
     The price per share of Chesapeake common stock purchased in the open market or in negotiated transactions will be the weighted average purchase price of all shares of common stock purchased with funds to be invested as of the particular investment date.
     No one will have any authority or power to direct the time or price at which shares for the Plan are purchased, and no one, other than the Plan Administrator will select the broker through or from whom purchases are to be made.
     28. How many shares of common stock will be purchased for participants?
     The number of shares purchased on any particular investment date will depend upon (i) the amount of dividends to be invested or optional cash investments to be made and (ii) the applicable purchase price per share. Each participant’s account will be credited with that number of shares (including a fraction computed to six decimal places) equal to the participant’s total amount to be invested divided by the applicable purchase price per share.
     Because the purchase price of the shares will be based on market conditions existing at the time that investments are made, participants will not know the precise number of shares to be purchased for their accounts either at the time they elect to participate in the Plan or at the time they make optional cash investments.

Reports and Other Communications to Participants
     29. How will a participant be advised of the purchase of shares of common stock?
     Each Plan participant who reinvests dividends through the Plan will receive a quarterly statement following each dividend reinvestment. Each participant who makes optional cash investments also will receive a statement of account for any month in which an optional cash investment is made. A new investor who makes an initial investment also will receive a statement of account for the month in which the investment is made. These statements show any cash dividends reinvested and any investments made, the number of shares purchased, the purchase price, the number of shares held for the participant by the Plan after giving effect to the reported purchases, the number of shares registered in the name of the participant, and a report of each transaction for the current calendar year to date. Statements of account are mailed to participants as soon as practicable after each investment date.
     These statements are a participant’s continuing record of the cost of shares of Chesapeake common stock purchased under the Plan, and the last cumulative statement for each year should be retained for income tax purposes.
     30. What other communications does a Plan participant receive?
     Each participant will also receive future prospectuses for the Plan and copies of other communications sent to the Corporation’s stockholders, which typically include annual reports, annual meeting notices and proxy statements, as well as other financial materials and income tax information for reporting dividends paid by the Corporation.
Safekeeping of Certificates
     31. How does the arrangement for the safekeeping of stock certificates work?
     The safekeeping arrangement for stock certificates gives a participant the opportunity to deposit Chesapeake common stock certificates registered in the participant’s name with the Plan Administrator. When the shares are on deposit with the Plan Administrator, the participant is relieved of the safekeeping responsibility. This feature protects the stockholder from the risk of loss, theft or destruction of the certificates. Shares represented by certificates deposited with the Plan Administrator will be credited in book-entry form to the participant’s account under the Plan. Dividends on shares deposited with the Plan Administrator will be reinvested or paid in cash in accordance with the participant’s dividend payment election. See Question No. 10.
     To deposit a stock certificate with the Plan Administrator for safekeeping, a participant must mail the certificate by registered or certified mail, with return receipt requested, or by some other form of traceable mail, and properly insured, to the Plan Administrator at the address set forth in Question No. 3. DO NOT ENDORSE THE STOCK CERTIFICATE.
Certificates for Shares
     32. Will stock certificates automatically be issued for shares of common stock purchased under the Plan?

     No. Shares of common stock purchased under the Plan will be credited to a participant’s account under the Plan and will be shown on the participant’s statement of account. Certificates will not be issued unless a participant requests a certificate. Upon request of a participant, certificates for any number of shares up to the total number of whole shares credited to the participant’s account under the Plan will be issued. Requests for certificates can be made by contacting the Plan Administrator by any of the means specified in Question No. 3. Any remaining whole shares and any fractional share will continue to be held in the participant’s account. Certificates for fractional shares will not be issued under any circumstances.
     Shares credited to the account of a participant under the Plan may not be pledged or assigned and any purported pledge or assignment will be void. A participant who wishes to pledge or assign shares credited to his or her account must request that the Plan Administrator issue a certificate for such shares registered in the participant’s name.
     33. Can a certificate be issued in a name other than the participant’s?
     Yes. An account will be maintained in each participant’s name as shown on the stockholder records at the time the participant enrolls in the Plan. Unless a participant otherwise requests, certificates for whole shares, when issued, will be registered in that name of the participant exactly as it appears on his or her Plan account.
     Upon written request to the Plan Administrator, certificates can be registered and issued in a name other than the name in which an account is maintained, provided that the request bears the signature(s) of the participant(s) and the signature(s) is Medallion guaranteed by a commercial bank or member firm of a national securities exchange participating in the Medallion program. This constitutes re-registration of the shares and is subject to compliance with any applicable laws and to the payment by the Plan participant of any applicable stock transfer taxes.
Sale of Shares
     34. Can a participant sell shares credited to his or her account under the Plan?
     Yes. A participant can request the sale of all or a portion of the shares credited to the participant’s account under the Plan by contacting the Plan Administrator. As soon as practicable after receipt of a sale request, the Plan Administrator will place a sell order with a brokerage firm selected by the Plan Administrator. The sale generally will be effected within five trading days after the receipt of a sale request. The participant will receive the proceeds of the sale, less a brokerage commission of $0.15 per share and any transfer tax payable by the seller. The Plan Administrator will send the sale proceeds to the Plan participant by check after the sale transaction has settled. All requests for a sale of shares having an aggregate market value of $100,000 or more are expected to be submitted in writing to the Plan Administrator. Also, all sale requests within 30 days after a reported change of address are expected to be submitted in writing to the Plan Administrator.

     35. What happens if a participant sells or transfers some of the shares for which the participant has elected dividend reinvestment?
     If a participant is reinvesting the cash dividends on all of the shares registered in the participant’s name and on all shares of common stock credited to the participant’s account under the Plan (i.e., if the participant elected the “Full Dividend Reinvestment” option described in Question No. 10) and the participant disposes of a portion of those shares, regardless of whether the shares are registered in the participant’s name or held by the Plan for the account of the participant, the Plan Administrator will continue to reinvest the dividends on the remainder of the participant’s shares.
     If a participant has elected to receive in cash the dividend on a portion of shares registered in the participant’s name and/or held by the Plan for the account of the participant, and the participant disposes of a portion of those shares, the Plan Administrator will continue to distribute in cash the dividend on the number of shares that the participant previously elected to receive in cash and continue to reinvest the dividends received on the balance of the participant’s shares. If the number of shares sold or transferred exceeds the number of shares on which dividends are being paid in cash, no dividends will be reinvested.
     For example, assume a participant owns 250 shares and directs the Plan Administrator to distribute in cash the dividends on 100 shares and to reinvest the dividends on the balance. If the participant disposed of 50 shares, the Plan Administrator would continue to distribute in cash the dividend on the 100 shares and would reinvest the dividend on the remaining 100 shares. If instead the participant sells 200 shares, then the Plan Administrator will distribute in cash the dividend on all of the participant’s remaining shares.
Termination of Participation
     36. Can the Corporation terminate a participant’s participation in the Plan?
     Yes. The Corporation reserves the right to terminate the participation of a participant who, in the Corporation’s opinion, is misusing the Plan or is causing undue expense to the Corporation.
     37. May a participant terminate participation in the Plan?
     Yes. The Plan is entirely voluntary and a participant may request termination of his or her participation in the Plan at any time.
     If a termination request is received by the Plan Administrator on or prior to the record date for a cash dividend, that dividend and all subsequent dividends on the participant’s shares (both registered shares and shares held for the account of the participant under the Plan) will be paid to the participant in cash. If the request is received after the record date for a cash dividend, the dividend, at the election of the Plan Administrator, either will be reinvested for the participant’s account on the corresponding dividend payment date or distributed to the withdrawing participant by the Plan Administrator in cash and all dividends thereafter will be paid in cash.
     After a termination request is received, any funds for an optional cash investment held by the Plan Administrator will be invested as of the next investment date, unless a request for the return of the funds is received by the Plan Administrator at least two business days prior to the investment date.

     In order to terminate participation in the Plan, a participant must notify the Plan Administrator by accessing his or her Plan account online and following the instructions provided or by notifying the Plan Administrator by telephone or in writing as described in Question No. 3.
     38. Upon termination, what happens to the shares held for a participant’s account?
     If a participant terminates his or her participation in the Plan, generally not later than two business days thereafter, the Plan Administrator will issue to the participant a certificate for the whole number of shares credited to a participant’s account under the Plan and will make a cash payment to the participant for any fractional share based on the then current market price of Chesapeake common stock. In lieu of receiving a certificate for the shares held by the Plan, a participant may request, at the time of the submission of his or her notification of termination, that all or a portion of the whole shares credited to his or her account under the Plan be sold. As soon as practicable after receipt of notice of termination and instructions to sell, the Plan Administrator will place a sell order with a brokerage firm selected by the Plan Administrator. The sale generally will be effected within five trading days after the receipt of notice of termination. The participant will receive the proceeds of the sale less a brokerage commission of $0.15 per share and any applicable transfer taxes.
Other Information
     39. How is a participant’s Plan account handled when a participant dies?
     The Plan Administrator will continue to maintain the participant’s Plan account and cash dividends will continue to be reinvested in accordance with the participant’s reinvestment election until the Plan Administrator receives certain information from a legal representative of the participant’s estate such as a death certificate, official written confirmation regarding the disposition of the estate, and written instructions to withdraw the shares of common stock. No optional cash investments may be made in the name of the participant after the participant’s death if the Plan Administrator has received notice of the participant’s death. These procedures also will be followed in the event the Plan Administrator is notified that a participant has been adjudicated incompetent.
     40. If the Corporation engages in a rights offering, how will the rights on shares of common stock held by the Plan be handled?
     In the event that rights are issued to existing Chesapeake stockholders to subscribe to additional shares of common stock, debentures, or other securities, the Plan Administrator will distribute to Plan participants the rights issued in respect of the shares of Chesapeake common stock held for participants’ accounts under the Plan, thereby enabling each Plan participant to exercise or transfer such rights in the same manner and to the same extent as rights issued in respect of any shares registered in the participant’s name.
     41. What happens if the Corporation pays a stock dividend or effects a stock split?
     Any additional shares of Chesapeake common stock issued as the result of a stock dividend or a stock split in respect of both shares of common stock held by the Plan for the account of a participant and shares registered in the name of a Plan participant, will be credited to the participant’s Plan account.
     42. How will a participant’s shares held under the Plan be voted at meetings of stockholders?
     In connection with each meeting of the Corporation’s stockholders, a participant will receive either a paper copy of the Corporation’s proxy statement, together with a proxy card, or a Notice of Internet Availability of Proxy Materials. If a participant receives a proxy card, it will allow a participant to vote his or her shares by telephone, via the Internet or by mail. If a participant receives a Notice of Internet Availability of the Corporation’s Proxy Materials, it will include instructions on how to access the Corporation’s proxy materials and vote his or her shares via the Internet. The Notice will also include instructions on how a participant may request delivery at no cost to him or her of a paper or email copy of the Corporation’s proxy materials.
     43. May the Corporation amend or discontinue the Plan?
     Yes. Notwithstanding any other provision of the Plan, the Corporation reserves the right at any time or from time to time to make modifications to any provisions of the Plan or to suspend or terminate the Plan in its entirety.
     Upon termination of the Plan, any cash held pending investment as an optional cash investment will be returned, a certificate will be issued to the participant for the whole number of shares credited to the participant’s account, and a cash payment will be made to the participant for any fractional share credited to the participant’s account.
     44. What is sufficient notice to a participant under the Plan?
     Any notice which by any provision of the Plan is required to be given by the Plan Administrator to a participant shall be in writing and shall be deemed to have been sufficiently given for all purposes if mailed by first class mail, postage prepaid, to the participant at the participant’s address as it shall last appear on the Plan Administrator’s records. The Plan Administrator will be fully protected in relying on such records.
     45. Can successor Plan Administrators be named?
     Yes. The Corporation may replace the Plan Administrator at any time upon written notice to the Plan Administrator and may designate another qualified administrator as successor Plan Administrator for all or a part of the Plan Administrator’s functions under the Plan. All participants would be notified of any such change. If the Corporation changes the Plan Administrator, references in this Prospectus to Plan Administrator shall be deemed to be references to the successor Plan Administrator, unless the context requires otherwise.
     46. Who bears the risk of fluctuations in the market price of common stock?
     A participant’s investment in shares of Chesapeake common stock credited to the participant’s account under the Plan is no different from a risk standpoint than an investment in Chesapeake common stock held in certificate form. A participant bears the full risk of loss (and receives the benefit of any gain) occurring by reason of fluctuations in the market price of Chesapeake common stock credited to the participant’s Plan account.
     47. Who governs and interprets the Plan?
     The Corporation has full authority, in its sole discretion, to adopt such rules and regulations as it shall deem necessary or desirable for operation of the Plan and to interpret the Plan and such rules and regulations.
     48. Can purchases or sales of common stock under the Plan be curtailed or suspended?
     Yes. Purchases or sales of Chesapeake common stock under the Plan may be curtailed or suspended at any time if such purchases or sales would, in the Corporation’s judgment, contravene or be restricted by applicable law of the rules, regulations, interpretations or orders of the Securities and Exchange Commission, any other governmental agency, commission or instrumentality, any court or any securities exchange. Neither the Corporation nor the Plan Administrator shall be accountable, or otherwise liable, for failure of the Plan to make purchases or sales at such times and under such circumstances.
Federal Income Tax Consequences
     49. What are the Federal income tax consequences of participation in the Plan?
     In general, stockholders who participate in the Plan will be subject to the same Federal income tax consequences, with respect to the dividends payable to them, as nonparticipating stockholders of the Corporation. A participant will be treated for Federal income tax purposes as having received, on each quarterly dividend payment date, a dividend equal to the full amount of the cash dividend payable for the quarter with respect to the participant’s shares of Chesapeake common stock, even if that amount is not actually received in cash, but instead is applied to the purchase of shares of Chesapeake common stock for the participant’s account.
     In addition, the amount of any brokerage fees paid for a participant by the Corporation or the Plan Administrator in connection with the purchase of shares will be taxed as a dividend to the participant.
     An employee who makes optional cash investments through payroll deductions is subject to the same Federal income tax consequences as if the employee had received the funds deducted for the purchase of shares of Chesapeake common stock. Thus, an employee’s purchase of shares through payroll deductions does not decrease the amount of the employee’s taxable income.
     The participant’s tax basis for shares of Chesapeake common stock purchased with reinvested dividends or optional cash investments under the Plan will depend upon the source of the shares. The tax basis of shares purchased from the Corporation will be equal to the purchase price of the shares. The tax basis of shares purchased in the open market or in negotiated transactions will be equal to the purchase price of the shares increased by a pro rata share of any brokerage and other fees paid for the participant by the Corporation. The holding period for shares of common stock acquired pursuant to the Plan will begin on the day following the day the shares are credited to the participant’s account. Plan participants are responsible for maintaining a record of the cost basis for shares in certificate form and held for the participant’s account under the Plan. In the event the shares are ever sold, whether a participant is required to pay taxes on the sale will depend on the cost basis of the shares. The Corporation strongly recommends that stockholders keep the last quarterly Plan account statement for each calendar year which details all of that year’s Plan activity.
     A Plan participant who purchases shares of Chesapeake common stock pursuant to a Request for Waiver at a price that reflects a waiver discount may be treated as having received a dividend distribution equal to the excess of the fair market value of the shares acquired over the purchase price. If such excess is treated as a dividend, the participant’s basis in the shares acquired will include the amount of such dividend. Persons making purchases at a waiver discount should consult their tax advisors regarding the tax consequences of such purchases.
     A Plan participant will not realize taxable income when he or she receives certificates for whole shares previously credited to the participant’s account, either upon the request of the participant for the issuance of a certificate or upon withdrawal from or termination of the Plan. However, participants must generally recognize any gain or loss when whole shares acquired under the Plan are sold or exchanged either by the Plan Administrator at the request of a participant or following the withdrawal of the shares from the Plan by the participant. A participant also must recognize any gain or loss when the participant receives a cash payment for a fractional share credited to the participant’s account under the Plan upon withdrawal from or termination of the Plan. The amount of such gain or loss will be the difference between the proceeds received by the participant from the sale of the shares or fractional share and the cost basis of the shares.
     THE DISCUSSION ABOVE IS A SUMMARY OF THE IMPORTANT U.S. FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN. THE SUMMARY IS BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, U.S. TREASURY REGULATIONS, ADMINISTRATIVE RULINGS AND COURT DECISIONS, AS IN EFFECT AS OF THE DATE OF THIS DOCUMENT, ALL OF WHICH ARE SUBJECT TO CHANGE AT ANY TIME, POSSIBLY WITH RETROACTIVE EFFECT. THIS SUMMARY IS NOT A COMPLETE DESCRIPTION OF ALL OF THE TAX CONSEQUENCES OF PARTICIPATION IN THE PLAN, FOR EXAMPLE, IT DOES NOT ADDRESS ANY STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF PARTICIPATION. ALL PARTICIPANTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES THAT MAY RESULT FROM THEIR PARTICIPATION IN THE PLAN AND THE SUBSEQUENT SALE OR OTHER TRANSFER BY THEM OF SHARES ACQUIRED PURSUANT TO THE PLAN.
     50. Is the Plan Administrator required to withhold Federal income tax on the payment of dividends under the Plan?
     Yes. Under current Federal income tax laws, the Plan Administrator (in its capacity as the dividend disbursing agent for the Corporation) may be required to withhold a certain percentage (called “backup withholding”) from the amount of dividends that would otherwise be made available to the participant or reinvested under the Plan. This withholding is required if any participant has failed to furnish a valid taxpayer identification number, failed to report interest or dividends properly on his or her tax return or failed, when required, to certify that the participant is not subject to backup withholding. Should backup withholding be required as to any dividends, the Plan Administrator will endeavor to notify the participant of this requirement when withholding begins. The amount withheld will be deducted from the amount of the dividend and only the remaining amount will be reinvested or paid in cash, as elected by the participant.
     If a participant is a nonresident foreign stockholder whose dividends are subject to U.S. Federal income tax withholding, the amount of the tax to be withheld will be deducted from the gross amount of dividends to determine the amount of dividends to reinvest or pay in cash, as elected by the participant.
DESCRIPTION OF SECURITIES
     Chesapeake’s authorized capital stock consists of 12,000,000 shares of common stock, par value $0.4867 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.
     Common Stock
     Stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefore for distribution to stockholders and to share ratably in the assets legally available for distribution to stockholders in the event of the liquidation or dissolution, whether voluntary or involuntary, of Chesapeake. Stockholders do not have cumulative voting rights in the election of directors and have no preemptive, subscription or conversion rights. The common stock is not subject to redemption by Chesapeake.
     Preferred Stock
     Shares of preferred stock may be issued by Chesapeake from time to time, by authorization of the Board of Directors and without the necessity of further action or authorization by Chesapeake’s stockholders, in one or more series and with such voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications as the Board may, in its discretion, determine, including, but not limited to (a) the distinctive designation of such series and the number of shares to constitute such series; (b) the dividend rights, if any, for such series; (c) the voting power, if any, of shares of such series; (d) the terms and conditions (including price), if any, upon which shares of such stock may be converted into or exchanged for shares of stock of any other class or any other series of the same class or any other securities or assets; (e) the right, if any, of Chesapeake to redeem shares of such series and the terms and conditions of such redemption; (f) the retirement or sinking fund provisions, if any, of shares of such series and the terms and provisions relative to the operation thereof; (g) the amount, if any, that the stockholders of such series shall be entitled to receive in case of a liquidation, dissolution, or winding up of Chesapeake; (h) the limitations and restrictions, if any, upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption, or other acquisition by Chesapeake of, Chesapeake common stock; and (i) the conditions or restrictions, if any, upon the creation of indebtedness or upon the issuance of any additional stock of Chesapeake.

     Certificate of Incorporation Provisions Relating to a Change in Control
     Under Chesapeake’s Certificate of Incorporation, the affirmative vote of not less than 75% of the total voting power of all outstanding shares of its capital stock is required to approve a merger or consolidation of Chesapeake with, or the sale of substantially all of its assets or business to, any other corporation (other than a corporation 50% or more of the common stock of which is owned by Chesapeake), if such corporation or its affiliates singly or in the aggregate own or control directly or indirectly 5% or more of the outstanding shares of Chesapeake common stock, unless the transaction is approved by the Board of Directors of Chesapeake prior to the acquisition by such corporation or its affiliates of ownership or control of 5% or more of the outstanding shares of common stock. In addition, Chesapeake’s Certificate of Incorporation provides for a classified Board of Directors under which one-third of the members are elected annually for three-year terms. The supermajority voting requirement for certain mergers and consolidations and the classified Board of Directors may have the effect of delaying, deferring or preventing a change in control of Chesapeake.
     Shareholder Rights Plan
     The Board of Directors of Chesapeake has adopted a shareholder rights plan (the “Rights Plan”) to protect against abusive or coercive takeover tactics that are contrary to the best interests of the Corporation’s stockholders. To implement the Rights Plan, the Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Chesapeake common stock held of record on September 3, 1999, and directed the issuance of a Right along with each share of Chesapeake common stock issued thereafter for so long as provided for under the terms of the Rights Plan. Unless and until the Rights become exercisable, the Rights trade with Chesapeake’s common stock and are evidenced by the certificates for the common stock. The Rights will become exercisable and trade independently from Chesapeake common stock upon either (i) a public announcement that a person or entity has acquired beneficial ownership of 15% or more of the outstanding Chesapeake common stock, other than in a tender or exchange offer for all of the outstanding shares of Chesapeake common stock at a price and on terms that a majority of the disinterested members of the Board of Directors determines to be adequate and in the best interests of Chesapeake and its stockholders (an “Acquiring Person”), or (ii) ten days after the announcement or commencement of a tender or exchange offer that would result in a person or entity becoming an Acquiring Person. Each Right, if it becomes exercisable, initially entitles the holder to purchase one-fiftieth of a share (a “Unit”) of Chesapeake Series A Participating Cumulative Preferred Stock, par value $0.01 per share, at a price of $105 per Unit, subject to anti-dilution adjustments. Upon a person or entity becoming an Acquiring Person, each Right (other than the Rights held by the Acquiring Person) will become exercisable to purchase a number of shares of Chesapeake common stock having a market value equal to two times the exercise price of the Right. If Chesapeake is acquired in a merger or other business combination transaction by an Acquiring Person, each Right (other than the Rights held by the Acquiring Person) will become exercisable to purchase a number of the acquiring company’s shares of common stock having a market value equal to two times the exercise price of the Right.
     The Rights expire on August 20, 2019 unless they are redeemed earlier by Chesapeake at the redemption price of $0.01 per Right. Chesapeake may redeem the Rights at any time before they become exercisable and thereafter only in limited circumstances.

     Delaware Anti-Takeover Statute
     Chesapeake is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) the corporation’s Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced or (iii) the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of the stockholders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
LEGAL OPINION
     The validity of the shares of Chesapeake common stock offered hereby that are purchased from the Corporation has been passed upon by Baker & Hostetler LLP, Orlando, Florida.
EXPERTS
     The consolidated financial statements and schedule as of December 31, 2007 and for the year ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 incorporated by reference in this Prospectus have been so incorporated in reliance on the reports of Beard Miller Company LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.
     The consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, comprehensive income, cash flows, stockholders’ equity and income taxes for each of the two years in the period ended December 31, 2006 included in our Annual Report on Form 10-K as of December 31, 2007, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
     Chesapeake is subject to the informational requirements of the Exchange Act and in accordance with the Exchange Act files reports and other information with the Securities and Exchange Commission (the “SEC”). Annual, quarterly and special reports, proxy statements and other information filed by Chesapeake with the SEC may be read and copied at the SEC’s Public Reference Room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the SEC’s Public Reference Room may be obtained by calling the SEC at 1.800.SEC.0330. Chesapeake’s SEC filings are also accessible online at the SEC’s website at www.sec.gov. Information about us, including our filings, is also available on our website at www.chpk.com. Unless expressly incorporated by reference, information contained on or made available through our website is not a part of this Prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this Prospectus. Any statement contained in a document that is incorporated by reference in this Prospectus is automatically updated and superseded if information contained in this Prospectus, or information that we later file with the SEC, modifies or replaces that information. Any statement made in this Prospectus or any prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.
     We incorporate by reference the following documents we filed with the SEC under the Exchange Act:
     (a) Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2007;
     (b) Chesapeake’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008;
     (c) Chesapeake’s Current Reports on Form 8-K dated January 24, 2008, March 6, 2008, May 5, 2008, August 11, 2008, September 12, 2008, September 15, 2008, October 17, 2008, October 31, 2008, November 6, 2008, November 7, 2008 and December 16, 2008; and
     (d) The description of Chesapeake’s common stock and preferred stock purchase rights contained in Chesapeake’s registration statements filed pursuant to Section 12 of the Exchange Act, including any amendment or reports filed for the purpose of updating the description.
     All reports and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares of Chesapeake common stock offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of the filing of the documents. Any statement contained herein or in an incorporated document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other incorporated document subsequently filed modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     Any person to whom a copy of this Prospectus is delivered may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits to such documents. Requests for copies of documents should be directed to the Investor Relations Administrator, Chesapeake Utilities Corporation, P.O. Box 615, Dover, Delaware 19903-0615, telephone numbers: 302.734.6716 or toll-free 888.742.5275.

INDEMNIFICATION
     Under the Corporation’s Bylaws, each person who was or is made a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact he or she is or was a director or officer of the Corporation is entitled to indemnification by the Corporation to the fullest extent permitted by the Delaware General Corporation Law against all expense, liability and loss (including attorneys’ fees, judgments, fines or penalties and amounts paid in settlement) reasonably incurred or suffered by such person in connection therewith, including liabilities arising under the Securities Act of 1933, as amended. These indemnification rights include the right to be paid by the Corporation the expenses incurred in defending any action, suit or proceeding in advance of its final disposition, subject to the receipt by the Corporation of an undertaking by or on behalf of such person to repay all amounts so advanced if it is ultimately determined that he or she is not entitled to be indemnified. These indemnification rights under the Bylaws are not exclusive of any other indemnification right which any person may have or acquire.
     Section 145 of the Delaware General Corporation Law permits indemnification of a director, officer, employee or agent of a corporation who acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In all proceedings other than those by or in the right of the Corporation, this indemnification covers expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the indemnified person. In actions brought by or in the right of the Corporation (such as derivative actions), Section 145 provides for indemnification against expenses only and, unless a court determines otherwise, only in respect of a claim as to which the person is not judged liable to the corporation.
     The Corporation has in effect liability insurance policies covering certain claims against any director or officer of the Corporation by reason of certain breaches of duty, neglect, error, misstatement, omission or other act committed by such person in the person’s capacity as director or officer.
     Article Eleven of the Company’s Certificate of Incorporation provides that a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act is therefore unenforceable.